Contact

www.linkedin.com/in/
elliotgrossbard (LinkedIn)
lnkd.in/e8hCV85u (Company)

Top Skills

startups
Pitch Decks
GTM

Languages

Hebrew
English (Native or Bilingual)

Certifications

Brad Feld on Raising Capital
LinkedIn Fundamentals Course

Publications

Get In The Game
Life In The Fast Lane

Elliot G.

Managing Partner of Growth•listic | Advisory Firm to Early Stage
Startups | Founders are often not great when it comes to explaining
to stakeholders what their company does | Knowlodex™ of Ideal
Investor Profiles
Miami-Fort Lauderdale Area

Summary

My passion for helping startups was ignited with the total startups
were able to raise via Equity Crowdfunding went from $1.07M to
$5M. For 18 months, I had the privilege to vet founders wanting to
raise capital via regulation crowdfunding, of which 60% of them I
turned down with a "not yet" and feedback on what to work on before
returning and applying again.

With more than three decades in sales, leadership, and roles in
marketing and branding, when our agency was acquired, I returned
to consulting with a clear purpose: to help founders who lacked
experience, storytelling skills, and connections but were coachable
and had startups capable of making a difference.

Growth•listic combines a holistic approach to a company's growth,
beginning with how the outside world relates to the company and its
offerings. From there, we conduct a deep dive, analyzing the market,
competition, customers, and offerings to ensure everything aligns
with realistic, yet aggressive KPIs and GTM strategies.

This positions the startup to be ready when it is time to raise
funds, matching the founder with the Ideal Investor Profiles in our
Knowlodex of VCs, LPs, Family Offices, and Angels.

MENTORS: (in order of age)
Harvey Mackay - 93
Guy Kawasaki - 71
Gary Vaynerchuk - 49
CJ - 21

FAVORITE QUOTES:

"Stop Selling; Start Helping" - Zig Ziglar
"The Sales Begins When The Customer Says Yes." - Harvey Mackay
"Your Most Unhappy Customers Are Your Greatest Source Of Learning" - Bill Gates
"People will forget what you said, people will forget what you did, but people will never forget how you made them feel." - Maya Angelou
"It's the little things that make the biggest impact." - Dad

FAVORITE BOOKS:
Enchantment, Wise Guy, Remarkable People - Guy Kawasaki
Build Your Well Before You're Thirsty, Pushing the Envelope, The Mackay MBA of Selling In The Real World - Harvey Mackay
Thank You Economy, Jab, Jab, Right Hook - Gary Vaynerchuk
How To Win Friends and Influence People - Dale Carnegie
People Buy You - Jeb Blount
The Little Red Book of Selling - Jeffery Gitomer
Tell To Win - Peter Guber
Option B - Sheryl Sandberg & Adam Grant
Give and Take, Hidden Potential - Adam Grant
To Sell Is Human - Daniel Pink
The E-Myth Revisited - Michael E. Gerber
Building A Story Brand - Donald Miller
The Power of Keeping Your Mouth Shut In An Endlessly Noisy World - Dan Lyons
Mindset: The New Psychology of Success - Carol S. Dweck

Experience

Growthlistic
3 years 1 month

Managing Partner - Player Scout Role
September 2024 - Present (1 year 5 months)
Miami-Fort Lauderdale Area

As Growth•listic has grown, my role is to make sure all stakeholders who matter understand clearly what your startup does and make it relatable to them. One of the most difficult challenges of a founder is stepping out of their silo and into the shoes of the customer, investor, employee, collaborator, and partners. It's the first thing we do at Growth•listic: we integrate the perspective of others into the founding team.

We are highly selective about who we work with because we form deep connections with our clients. We become part of the team (or at least that is what the founders tell us), which has organically evolved my role into a Player-Scout. (Player = Advisor)

No one understands a startup and its potential better than an advisor who dives deeply into it. This creates a unique opportunity to connect fundraising founders with VCs, Angels, LPs, and Family Offices that match an Ideal Investor Profile (IIP) in our Knowlodex™ database.

Strategic Advisor to Startups & Small Businesses
January 2023 - September 2024 (1 year 9 months)
Miami-Fort Lauderdale Area

Growth•listic takes a holistic approach to building growth that is sustainable. We work with startups and founders, advising them on pitch decks, GTM strategy, product market fit, and scaling founder-led sales into high-performing teams.

We deliver a powerful combination of a customer-centric perspective from outside your company and access to a curated network of specialists built over three decades. Our approach integrates deep industry insights and innovative strategies to drive business growth.

Kimani
VP of Sales
September 2025 - Present (5 months)
Miami, FL

ZAKA Search and Rescue
Advisor + Entrepreneur in Residence
February 2025 - Present (1 year)

Hustle Fund
Angel Squad Member
August 2025 - Present (6 months)

PLAEX Building Systems Inc.
Advisor

April 2025 - Present (10 months)
Miami-Fort Lauderdale Area

Pod
Advisor
2025 - Present (1 year)
Miami-Fort Lauderdale Area

Arora Project
Head Of Sales
March 2021 - January 2023 (1 year 11 months)
Miami-Fort Lauderdale Area

As the Head of Sales, I spearheaded the agency's sales operations, leading a team to achieve significant milestones that ultimately led to our acquisition by leading equity crowdfunding company, Republic.

During my tenure, we successfully raised over $150 million, leveraging our expertise as a digital marketing and ad agency. I was in the lead role in advising executives and founders of startups and established companies' growth while collaborating with top accelerators, including Y Combinator and Techstars.

ElevateU
Vice President of Growth - Strategic Advisor
July 2020 - April 2021 (10 months)
Phoenix, Arizona, United States

Initially brought on as a Strategic Advisor, I transitioned to the role of Vice President of Growth at ElevateU, where I developed and implemented strategies to enhance brand identity and market positioning. My work involved clarifying the brand's message and creating targeted campaigns for different stakeholders, including investors, top university administration, professors, and students.

POI Advisors
Founder
August 2015 - April 2021 (5 years 9 months)
Miami-Fort Lauderdale Area

As the Founder of POI Advisors, previously known as Synergistic Consulting, I provided strategic consulting services focused on identifying and connecting with key influencers. I built and nurtured a network of influential contacts, helping clients establish meaningful relationships that drove business growth.

My sales experience and ability to ask insightful questions enabled me to provide tailored advice and support. Over nearly six years, I grew the client base by 40%, leveraging my expertise in relationship-building and strategic networking to deliver exceptional value to clients across various industries

Watergen Ltd
Vice President of Sales and Marketing
November 2018 - August 2019 (10 months)
Miami/Fort Lauderdale Area

At WatergenUSA, a division of Watergen Ltd., I served as the Vice President of Sales and Marketing, initially joining as a consultant before taking on a full-time leadership role. I was responsible for building a robust sales culture and process, crafting the brand's messaging, and expanding the company's strategic partner network.

I worked with international teams to address the global water crisis, developing marketing materials and establishing a cohesive social media presence to support the company's mission.

Hertz Furniture
Vice President of Sales
August 2016 - November 2018 (2 years 4 months)
New Jersey, United States

In my second tenure at Hertz Furniture, I focused on expanding the company's reach in Florida and the Southeast US. As Vice President of Sales. I led a team of sales professionals, driving a 20% increase in revenue by developing strategic partnerships and fostering relationships with key decision-makers in school systems, charter organizations, and architectural firms.

I played a pivotal role in corporate presentations, trade show participation, and trend analysis, ensuring the company remained competitive and innovative in the education market.

SupplyMart Inc.
Owner
February 2011 - August 2016 (5 years 7 months)
Miami-Fort Lauderdale Area

As the Owner of SupplyMart Inc. I established a full-service supply company providing office supplies, equipment, furniture, and janitorial products. I emphasized building long-term relationships with customers, treating them as partners rather than mere transactions enabling us to compete directly with Office Depot and Staples.

My commitment to exceptional service and customer satisfaction resulted in sustained business growth over five years. I managed all aspects of the business, from inventory management to customer service, ensuring that SupplyMart became a trusted partner for businesses seeking reliable and high-quality supplies.

Pace Healthcare Management
Vice President of Business Development
December 2009 - February 2011 (1 year 3 months)
Miami-Fort Lauderdale Area

As VP of Business Development, I was responsible for the overall growth of our network of assisted living facilities (ALFs). Leading a team of marketing directors, I developed and nurtured relationships at multiple levels within organizations and decision-making roles, including hospitals, skilled nursing facilities (SNFs), continuing care retirement communities (CCRC), senior and independent living centers, home health care, and physical therapy agencies.

I frequently engaged with healthcare executives, hospital and medical directors, social services leaders, geriatric and family physicians, administrators, and operators, quickly building a loyal and strong network. Many of those relationships in my Rolodex became clients when I launched SupplyMart, where I provided their organizations with office supplies, equipment, and furniture. Many contacts remain in my network of connections today.

Hertz Furniture
Director of Sales
January 2004 - December 2009 (6 years)
New Jersey, United States

During my first tenure at Hertz Furniture as Director of Sales, I developed a strong sales pipeline and expanded the company's presence in Southern Florida. I recruited and managed a team of sales representatives, providing training and support to help them achieve their targets.

Despite economic challenges in 2008, our territory was the only one inthe company to experience year-over-year growth, a testament to the effectiveness of our sales strategies and team collaboration

Bank Leumi USA
Private Banker
2003 - 2004 (1 year)
Miami-Fort Lauderdale Area

As a Private Banker, I built and managed personal and professional portfolios for US clients. I provided tailored financial advice and services, ensuring clients received comprehensive support for their banking needs. My ability to build strong relationships and deliver personalized solutions helped me succeed in a highly competitive environment

Salomon Smith Barney Holdings Inc. (NYSE: SB)
Investment Associate
1999 - 2002 (3 years)
Miami-Fort Lauderdale Area

At Salomon Smith Barney, I worked as an Investment Associate under a First Vice President, managing a $80 million in assets. I gained valuable experience in client management and financial services, often handling challenging situations independently. My role provided a strong foundation in investment management and client relations, contributing to my overall career development.

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Education

Talmudic College of Florida
Bachelor's degree, Religious Education · (1994 - 1996)